UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

CABLEVISIÓN HOLDING S.A.

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo
c/o Cablevisión Holding S.A.
Tacuarí 1842, 4th Floor
1139 Buenos Aires
Republic of Argentina
+54 (11) 4309-3417

With a copy to:

Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO supplements the Tender Offer Statements on Schedule TO filed with the United States Securities and Exchange Commission from time to time (the “Schedule TO”) by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”). The Schedule TO relates to a possible tender offer by CVH for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”).  The Schedule TO is hereby supplemented as follows:

On November 26, 2019, CVH was served with a notice of the proceedings initiated by a shareholder of CVH, Mr. Daniel Fernando Burgueño, in re “Burgueño, Daniel Fernando v. Executive Branch — Argentine Securities Commission and Other re: legal proceeding (proceso de conocimiento)” (File No. 33763/2019), pending before the National First Instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1. Mr. Burgueño seeks the court to rule that CVH is not required to conduct a tender offer to acquire the Shares as a result of the change of control in Telecom in light of paragraph k) of Article 32 of Resolution No. 779/2018 issued by the Argentine Securities Commission regulating Law No. 26,831.

On November 1, 2019, CVH was served with a notice of a ruling issued on October 25, 2019 by the Chamber V of the Court of Appeals on Federal Contentious Administrative Matters confirming the injunction granted by the Federal Contentious Administrative Court No. 1, Secretariat No. 1 on May 9, 2019 in the case “Burgueño Daniel a / EN-CNV a / Injunction (Autonomous)” (File No. 89537/2018) ordering the suspension of the mandatory tender offer to acquire shares of Telecom, initiated by CVH before the Argentine Securities Commission, until the Argentine Securities Commission resolves on the applicability of Resolution No. 779/18 or the expiration of the term contemplated in Section 5 of Law No. 26,854 governing injunctions. The Court also dismissed an appeal filed by the Argentine Securities Commission against the injunction, and confirmed that the Federal and Administrative courts have jurisdiction over the proceedings. On November 19, 2019, CVH was served with a notice of a ruling issued by the Federal Contentious Administrative Court No. 1, Secretariat No. 1 on November 15, 2019 in the case “Burgueño Daniel a / EN-CNV a / Injunction (Autonomous)” (File No. 89537/2018) ordering an extension of the injunction for a term of six additional months.

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or solicitation of an offer to sell any securities. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, CVH intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, CVH will provide copies of such documents free of charge to holders of the Shares.